February 26, 2018

Via E-mail

Mr. John Cash

Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

VivoPower International PLC

Form 20-F for the year ended March 31, 2017

Filed August 1, 2017 as amended on August 1, 2017

File No. 1-37974

Dear Mr. Cash:

VivoPower International PLC (the “Company” or “VivoPower”) hereby submits the following responses to the comments received from the U.S. Securities and Exchange Commission Staff (“Staff”) set forth in the Staff’s letter dated January 30, 2018 (the “Comment Letter”) regarding the above-referenced filing of the Company (the “Form 20-F”). For your convenience, each Company response is preceded by the specific Staff comment in the Comment Letter to which the response relates.

Form 20-F for the fiscal year ended March 31, 2017

B. Business Overview, page 19

Staff Comment No. 1:

1. We note that your disclosure at the bottom of page 19 which discusses your Adjusted EBITDA results, a non-IFRS measure. Please revise your disclosure in future filings to provide equal or greater prominence of the comparable IFRS measure. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

We will revise our disclosure in future filings to provide equal or greater prominence of comparable IFRS measures when presenting non-IFRS measures.

VIVOPOWER INTERNATIONAL PLC
91 Wimpole St, Marylebone, London W1G 1EF, United Kingdom
T: +44 (0)20 387 12800 | Company Number: 09978410
www.vivopower.com

Page | 1

2.2.12 Revenue Recognition, page F-12

Staff Comment No. 2:

2. We note that during the year ended March 31, 2017 you generated a substantial portion of your revenue from development fees related to the completion of your first two solar projects under the BTO business model. Please address the following:

●

You indicate that pursuant to your BTO business model you build solar power plants then transfer ownership of such projects to investors. Please provide us with a comprehensive explanation of the terms of the BTO projects which appear to have only generated development fees. Please explain how this fits into the BTO business model you describe in your business section.

●	Please explain in detail why there is no cost of revenues associated with development fees.
●	Please tell us who paid you the development fees that were recorded as revenue during the year ended March 31, 2017 and whether they are a related party.
●	With reference to the terms of your development contract, please explain how you determined that recording revenue under the percentage of completion method was appropriate.
●	We note that you recorded some revenue from power generation, as such, please include your policy for recording power generation revenue in future filings.

Response:

Pursuant to our “build, transfer, operate” (“BTO”) business model, we build solar power plants, transfer ownership of such projects to investors, and operate the projects over their useful life. As noted on page 19 of the Form 20-F in Section B. Business Overview, we secure equity capital from investors prior to building the projects, in order to reduce our financial risk. In particular, our process generally operates as follows:

(i)	Incorporate a Project Company for each project, initially 100% owned by VivoPower.

(ii)

The Project Company then acquires solar power projects that are approved for development but not yet constructed. Specifically, projects are ready for construction when all regulatory approvals, land leases, permits, and power purchase agreements have been secured, contracts to supply equipment have been executed and financing has been obtained.

(iii)	The Project Company contracts with a third party engineering procurement and construction (“EPC”) firm to build the power plant on a turn-key basis.

(iv)	Third-party investors invest in the projects, resulting in a dilution of VivoPower’s equity interest to a non-controlling minority interest in the projects.

(v)

VivoPower or its affiliate enters into a Development Services Agreement with the Project Company to provide development services in consideration for a development fee. The specific development services are detailed in the agreement but generally include, among other services: (a) assistance in dealing with customers, the utility, governmental agencies, local organizations, and other parties; (b) coordination of contractors, consultants and others participating in the design or installation of the project; (c) coordination of independent engineers, environmental consultants and title reviews for review of project feasibility; (d) administration and management of the project in accordance with the EPC agreement and any other supply or installation contracts; (e) construction management services; and, (f) preparation and submission to the Project Company for approval all requests for loan advances or other payments under the lending arrangements for the project, and other services. The development services ensure that all aspects of project delivery through to substantial completion are managed by VivoPower on behalf of the Project Company.

(vi)	VivoPower or its affiliate enters into an operating agreement with the Project Company to operate the power plant post-construction and charges management fees for these services.

VIVOPOWER INTERNATIONAL PLC
91 Wimpole St, Marylebone, London W1G 1EF, United Kingdom
T: +44 (0)20 387 12800 | Company Number: 09978410
www.vivopower.com

Page | 2

The development services referenced in paragraph (v) above are provided by salaried management and employees of VivoPower, whose costs are included in General and Administrative Expenses. As the role and function of employees involved in the delivery of development services are multi-faceted and include responsibilities across a number of projects, business development activities, and general management, costs have not been attributed to specific development projects or revenues.   Accordingly, no specific cost of revenues is associated with development fees.

The development fees recorded as revenue during the year ended March 31, 2017 were earned on two North Carolina projects, NC-31 and NC-47, and paid by the respective Project Companies. As noted in paragraph (iii) above, control of the projects was transferred to external third-party investors (specifically identified in our Response to Staff Comment 4 below) on July 29, 2016 and October 25, 2016, respectively, with two wholly-owned subsidiaries of VivoPower retaining equity interests of 14.45% and 10% respectively, in these projects. As the Project Companies were neither controlled by nor subject to significant influence of VivoPower at the time the development fees were earned, they were not related parties of VivoPower for accounting purposes.

As further discussed in paragraph (v) above, the terms of the development services agreements required VivoPower to provide all management, administration, registry, secretarial, marketing, financial control and compliance services related to construction of the projects through to substantial completion. The services are provided throughout the construction period and revenue was recognised on a percentage of completion basis as the value is accrued to the end user over the life of the development contract.

IFRS 15 - Revenue from Contracts with Customers, requires that revenue earned from a contract with a customer be recognised when all the conditions outlined in IFRS 15.9 are satisfied, namely:

(a)	the parties to the contract have approved the contract;
(b)	the entity can identify each party’s rights regarding the good or services to be transferred;
(c)	the entity can identify the payment terms for the good or services to be transferred;
(d)	the contract has commercial substance; and,
(e)	it is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

All the above conditions were satisfied in relation to the development services revenue.

Further, IFRS 15.35 requires that revenue be recognised over time if one of the following conditions are met:

(a)	the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;
(b)	the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or,
(c)	the entity’s performance does not create an asset with an alternative use to the entity and has an enforceable right to payment for performance completed to date.

VIVOPOWER INTERNATIONAL PLC
91 Wimpole St, Marylebone, London W1G 1EF, United Kingdom
T: +44 (0)20 387 12800 | Company Number: 09978410
www.vivopower.com

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VivoPower satisfied condition (b) as the Project Company, which was controlled by the investors, controlled the resultant asset which was being created by the development services. Accordingly, revenue was recognised over the term of project construction based on weekly progress reports.

Your comment is noted and we will include our policy for recording power generation revenue in future filings, if such revenue is material.

4. Segmental Information, page F-15

b) Secondary segment analysis – by product group

Staff Comment No. 3:

3. We note that other revenue represents a significant portion of total revenue. Please tell us what product groups make up the amount you include in ‘other revenue’ and revise future filings to provide this information.

Response:

Other revenue reported of $7.2 million is comprised of the following (US dollars in millions):

Aevitas – sale of electrical equipment and related services	$5.6
Global preferred supplier arrangement	$1.6

Your comment is noted and we will revise future filings to provide more information about relevant product groups.

14. Investments, page F-24

Staff Comment No. 4:

4. Your disclosure indicates that investments relate to two North Carolina projects and we note your reference on page 52 to the Membership Purchase Agreements whereby interest in the applicable project companies was acquired. Please help us better understand how you accounted for the acquisition of the project companies, the terms of the acquisition and whether your initial acquisition was for the 14.5% and 10% equity interest you currently hold in these projects. Further, please tell us who the entities are that hold the remaining interest and whether they are related parties.

Response:

We confirm that the investments, disclosed in Note 14 on Page F-24, relate to our 14.45% and 10% equity interests in the NC-31 and NC-47 projects, respectively. As referenced on Page 52, VivoPower acquired 100% of these projects on June 14, 2016, and August 29, 2016, respectively, through separate Project Companies. As referenced above, the projects at this stage were approved for development but not yet constructed.

VIVOPOWER INTERNATIONAL PLC
91 Wimpole St, Marylebone, London W1G 1EF, United Kingdom
T: +44 (0)20 387 12800 | Company Number: 09978410
www.vivopower.com

Page | 4

On July 29, 2016, and October 25, 2016, respectively, third-party investors invested in the respective Project Companies, resulting in the dilution VivoPower’s equity interest to 14.45% and 10%. The projects were then constructed and VivoPower earned development fees as discussed above and now operate the projects on behalf of investors. The external third-party investors in these projects are as follows:

NC-31	Firstar Development, LLC
NES US NC-31, LLC

NC-47	Firstar Development, LLC
USB RETC FUND 2017-1, LLC NES US NC-47, LLC

We confirm that none of the external third-party investors listed above are related parties to VivoPower.

We have endeavoured to address all of the requests set forth in the Comment Letter. Thank you for assisting in the review process. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Sincerely,

/s/ Carl Weatherley-White

Carl Weatherley-White

Chief Executive Officer

VIVOPOWER INTERNATIONAL PLC
91 Wimpole St, Marylebone, London W1G 1EF, United Kingdom
T: +44 (0)20 387 12800 | Company Number: 09978410
www.vivopower.com

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